

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 23, 2008

Mr. Gregory M. Krzemien
Treasurer, Mace Security International, Inc.
401 East Las Olas Blvd, Suite 1570
Fort Lauderdale, FL 33301

Re: **Mace Security International, Inc.**
              Form 10-K for the year ended December 31, 2007
              Form 10-Q for the quarter ended June 30, 2008
              File No. 0-22810

Dear Mr. Krzemien:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

                                   Sincerely,

                                   John Cash
                                   Branch Chief